Exhibit 99.9

(incorporated in the Cayman Islands with limited liability)

(Stock code: 1230)

Executive directors:	Registered office:
Mr. Zhang Lidian (Chairman)	Cricket Square
Mr. Zhang Likun	Hutchins Drive, P.O. Box 2681
Mr. Zhang Liming	Grand Cayman KY1-1111
Mr. Zhang Libo	Cayman Islands
Mr. Zhang Yanpeng
Principal place of business in Hong Kong:
Non-executive directors:	Room 1614, 16th Floor Times Square Tower 2 1 Matheson Street Causeway Bay Hong Kong
Mr. Chang Herman Hsiu-Guo
Mr. Zhang Chi
Independent non-executive directors:
Mr. Yu Shimao
Mr. Chen Yongquan
Mr. Samuel King On Wong
Mr. Liu Jinting
July 23, 2013

To Independent Yashili Shareholders and Yashili Optionholders

Dear Sir or Madam,

VOLUNTARY GENERAL OFFER

BY UBS AG

ON BEHALF OF CHINA MENGNIU INTERNATIONAL COMPANY LIMITED

FOR YASHILI INTERNATIONAL HOLDINGS LTD

1	INTRODUCTION

Reference is made to the Announcement pursuant to which the Offeror Parent, the Offeror and Yashili jointly announced on June 18, 2013 that UBS would, on behalf of the Offeror, make a voluntary conditional offer: (i) to acquire all of the outstanding Yashili Shares in the issued share capital of Yashili; and (ii) to cancel all the outstanding Yashili Options.

On June 17, 2013, each of Zhang International (being the controlling shareholder of Yashili) and CA Dairy, a company wholly owned by Carlyle Asia Partners III L.P. and CAP III Co-investment L.P., executed an irrevocable undertaking in favour of the Offeror and the Offeror Parent, pursuant to which Zhang International has irrevocably undertaken to the Offeror and the Offeror Parent to accept the Share Offer in respect of all of the 1,826,808,760 Yashili Shares owned by Zhang International and CA Dairy has irrevocably undertaken to the Offeror and the Offeror Parent to accept the Share Offer in respect of all of the 853,631,240 Yashili Shares owned by CA Dairy.

This letter forms part of this Composite Document and sets out, amongst other things, certain background information of the Offeror and the Offeror Parent and the intentions of the Offeror and the Offeror Parent in relation to Yashili Group. Further details on the terms of the Offers are set out in this letter, Appendix I—“Further Terms of the Offers” to this Composite Document and in the accompanying Forms of Acceptance.

The purpose of this Composite Document is to provide you with, among other things: (i) information relating to Yashili Group, the Offeror Parent, the Offeror and the Offers; (ii) a letter from UBS containing, among other things, details of the Offers; (iii) a letter from the Independent Board Committee containing its recommendation and advice to the Independent Yashili Shareholders in relation to the Offers; and (iv) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee in relation to the Offers.

2	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An Independent Board Committee of Yashili, which comprises all of the independent non-executive directors of Yashili, has been established by Yashili Board to make a recommendation to the Yashili Shareholders as to whether the Share Offer is, or is not, fair and reasonable and as to acceptance and to the Yashili Optionholders as to its views on the Option Offer. As at the date of this letter, Yashili’s independent non-executive directors of Yashili are Mr. Yu Shimao, Mr. Chen Yongquan, Mr. Samuel King On Wong and Mr. Liu Jinting, the executive directors are Mr. Zhang Lidian, Mr Zhang Likun, Mr. Zhang Liming, Mr. Zhang Libo and Mr. Zhang Yanpeng (the “Executive Directors”) and the non-executive directors are Mr. Chang Herman Hsiu-Guo and Mr. Zhang Chi (the “Non-Executive Directors”). The Executive Directors are shareholders of Zhang International or their associates. The Non-Executive Directors are respectively a senior director of Carlyle Asia Investment Advisor Limited and a director at the Asia Buyout Fund of Carlyle Group, affiliates of CA Dairy. The Independent Board Committee excludes all Yashili Directors who are ordinarily not counted as independent directors of Yashili and are connected to Zhang International or CA Dairy, Yashili Shareholders who are parties to the Irrevocable Undertakings. In forming the Independent Board Committee comprising all of the independent non-executive directors, Yashili wishes to ensure that Yashili Shareholders will be advised by a committee of independent directors.

In addition, as approved by the Independent Board Committee, an independent financial adviser, Somerley Limited, has been appointed to advise the Independent Board Committee in connection with the Share Offer and the Option Offer.

3	THE SHARE OFFER

As at the Latest Practicable Date, there are 3,559,170,222 Yashili Shares in issue and outstanding Yashili Options in respect of 52,519,756 Yashili Shares. The Share Offer will be made by UBS on behalf of the Offeror on the following basis:

Yashili Shareholders accepting the Share Offer will have a choice of either:

(a)	for each Yashili Share, HK$3.50 in cash (the “Cash Option”); or

(b)	for each Yashili Share, HK$2.82 in cash and 0.681 Offeror Share in the Offeror, which is a private company set up by the Offeror Parent for the sole purpose of holding Yashili Shares (the “Cash and Share Option”).

The Yashili Shares to be acquired under the Share Offer shall be fully paid and shall be acquired free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature and together with all rights attaching to them as at the Closing Date or subsequently becoming attached to them, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the Closing Date.

The Offeror Shares to be issued under the Share Offer will be issued free from all encumbrances, credited as fully-paid, non-assessable, and will rank pari passu with all issued shares in the Offeror, including the Subscriber Share, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of their issue, voting rights and capital. Fractions of Offeror Shares are to be rounded up to the nearest whole number.

The Share Offer Price of HK$3.50 per Yashili Share under the Cash Option represents a premium of approximately 9.4% over the closing price of HK$3.20 per Yashili Share as quoted on the Stock Exchange on the Last Trading Date.

UBS estimates the value of each of the Offeror Shares to be within a range of between HK$0.6990 and HK$0.9985. Under the Cash and Share Option, each Yashili Shareholder is entitled to receive cash of HK$2.82 and 0.681 Offeror Shares for each Yashili Share. This implies a value of approximately HK$3.30 to HK$3.50 for each Yashili Share. For more details on the estimates of value of the Offeror Shares, please refer to Appendix VI-“Estimates of Value of Offeror Shares” to this Composite Document.

The Cash Option

Comparisons of value

The Share Offer Price under the Cash Option attributable to each Yashili Share represents:

	Share price of Yashili		Premium/ (Discount) of the offer price to the share price
HK$			%
Closing price on the Last Trading Date	3.20		9.4
Average closing price for the last 5 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	3.18	*	10.1
Average closing price for the last 10 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	3.21	*	9.0
Average closing price for the last 20 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	3.14	*	11.6
Average closing price for the last 30 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.99	*	17.0
Average closing price for the last 60 trading days as quoted on the Stock Exchange immediately prior to and including the Last Trading Date	2.59	*	35.1
Closing price on the Latest Practicable Date	3.48		0.6

*	Adjusted for the final dividend of Yashili of RMB11.31 cents per Yashili Share declared for the year ended December 31, 2012 and the special dividend of RMB28.25 cents per Yashili Share declared for the year ended December 31, 2012 by Yashili.

Highest and Lowest Yashili Share Prices

During the Relevant Period, the highest closing price of the Yashili Shares as quoted on the Stock Exchange was HK$3.52 on July 17, 2013 and the lowest closing price of the Yashili Shares as quoted on the Stock Exchange was HK$1.54 on December 31, 2012, respectively adjusted downwards for the final dividend of Yashili of RMB11.31 cents per Yashili Share declared for the year ended December 31, 2012 and the special dividend of RMB28.25 cents per Share declared for the year ended December 31, 2012 by Yashili.

Total Consideration

On the basis of the Share Offer Price of HK$3.50 per Yashili Share under the Cash Option, the entire issued share capital of Yashili is valued at approximately HK$12,457,095,777.

The Cash and Share Option

Nature of Offeror Shares

For the Yashili Shareholders who choose the Cash and Share Option, unlike the Yashili Shares, the Offeror Shares which they receive will be subject to the Offeror Shares Lock-Up Restrictions and will be shares of an unlisted company incorporated under the laws of the British Virgin Islands. There is no inherent value in the Offeror Shares prior to the Offeror completing the Offers and acquiring the Yashili Shares. In addition, there may be a limited market for the transfer of the Offeror Shares. The transfer of such Offeror Shares will be strictly regulated pursuant to the New Articles and the rights of shareholders in the Offeror will primarily be governed by the British Virgin Islands Companies Law and British Virgin Islands law. Please refer to the section headed “Information of the Offeror” of this letter for further information on the Offeror.

Comparison of the Cash Option and the Cash and Share Option

Under the Share Offer, a Yashili Shareholder holding one board lot of 1,000 Yashili Shares will be entitled to the following consideration depending on the choice of such Yashili Shareholder:

	Cash Option		Cash and Share Option
Cash	HK$	3,500	HK$	2,820
Offeror Shares		N/A		681

Each Accepting Yashili Shareholder (other than HKSCC Nominees) may choose either the Cash Option or the Cash and Share Option in respect of his entire holding of Yashili Shares. HKSCC Nominees may elect to choose the Cash Option for part of its holding of Yashili Shares and the Cash and Share Option for the remainder of its holding of Yashili Shares.

4	THE OPTION OFFER

The respective exercise prices of the outstanding Yashili Options and the respective periods in which they are exercisable are set out below:

Pre-IPO Share Option Scheme

Exercise Price	Number of Outstanding Yashili Options as at the Latest Practicable Date
(RMB per Yashili Share)
0.11	26,256,211
1.84	6,308,661

All Yashili Options granted under the Pre-IPO Share Option Scheme were vested or will be vested and may only be exercised in the following manner:

•	one fifth of the Yashili Options were vested on the First Vesting Date;

•	one fifth of the Yashili Options were vested on the first anniversary of the First Vesting Date;

•	one fifth of the Yashili Options were vested on the second anniversary of the First Vesting Date;

•	one fifth of the Yashili Options shall be vested on the third anniversary of the First Vesting Date;

•	one fifth of the Yashili Options shall be vested on the fourth anniversary of the First Vesting Date; and

each Yashili Option granted under the Pre-IPO Share Option Scheme is exercisable within fifteen (15) days from the date on which such Yashili Option becomes vested.

Share Option Scheme:

Exercise Price	Number of Outstanding Yashili Options as at the Latest Practicable Date
(HK$ per Share)
1.50	19,954,884

The vesting schedule of the Share Option Scheme is as follows:

Vesting date	Percentage of the share option under the Share Option Scheme to vest

29 August 2011	25% of the share option

29 August 2012	25% of the share option

29 August 2013	25% of the share option

29 August 2014	25% of the share option

A Yashili Option granted under the Share Option Scheme may be exercised in accordance with the terms of the Share Option Scheme at any time during a period as determined by Yashili Board and not exceeding ten (10) years from the date of the grant. There is no minimum period for which a Yashili Option must be held before it can be exercised.

Option Offer

Under the Option Offer, appropriate offers will be made to Yashili Optionholders in accordance with Rule 13 of the Takeovers Code to cancel all outstanding Yashili Options (whether vested or not) in exchange for cash:

(A)	In respect of Yashili Options with an exercise price of RMB0.11:

For cancellation of each such Yashili Option . . . . . . . HK$3.361 in cash

(B)	In respect of Yashili Options with an exercise price of HK$1.50:

For cancellation of each such Yashili Option . . . . . . . HK$2.00 in cash

(C)	In respect of Yashili Options with an exercise price of RMB1.84:

For cancellation of each such Yashili Option . . . . . . . HK$1.171 in cash

The Option Offer will be conditional upon the Share Offer becoming or being declared unconditional in all respects.

Following acceptance of the Option Offer, the relevant Yashili Options together with all rights attaching thereto will be entirely cancelled and renounced on the Closing Date.

5	VALUE OF THE OFFERS

Your attention is drawn to the sections headed the “Share Offer”, the “Option Offer” and “Value of the Offers” in the “Letter from UBS” in this Composite Document which sets out the value of the Offers.

6	CONDITIONS TO THE SHARE OFFER

Your attention is drawn to the section headed “Conditions to the Share Offer” in the “Letter from UBS” in this Composite Document which sets out the conditions to the Share Offer.

The Yashili Board notes that other than certain changes to the composition of Yashili Board as set out under the section headed “Proposed Changes to the Composition of Yashili Board and Yashili’s Management Team Post-Completion” in the “Letter from UBS” in this Composite Document, the Offeror Parent Group does not intend to institute any major changes to Yashili’s current business and operation (including redeployment of the fixed assets of the Yashili Group and employee changes within the Yashili Group).

7	IRREVOCABLE UNDERTAKINGS

Your attention is drawn to the section headed “Irrevocable Undertakings” in the “Letter from UBS” in this Composite Document which sets out the details of the Zhang Irrevocable Undertaking and CA Dairy Irrevocable Undertaking given by Zhang International and CA Dairy, respectively, on June 17, 2013 in favour of the Offeror Parent and the Offeror to accept, or procure the acceptance of, the Share Offer in respect of the Relevant Yashili Shares as soon as possible and in any event by 4:00 p.m. on the Business Day after the Despatch Date.

8	INFORMATION ON AND INTENTION OF THE OFFEROR PARENT GROUP

Your attention is drawn to the sections headed “Information of the Offeror Parent”, “Information of the Offeror” and “Intentions of the Offeror in relation to the Yashili Group” in the “Letter from UBS” in this Composite Document.

9	INFORMATION ON THE YASHILI GROUP

Yashili is a company incorporated in the Cayman Islands with limited liability, whose Yashili Shares have been listed on the main board of the Stock Exchange since November 1, 2010. Yashili Group is principally engaged in the production and sale of paediatric milk formula products and nutrition food.

10	COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

The Yashili Board notes that, notwithstanding the Offeror’s preference to maintain the listing of Yashili, the Offeror intends to exercise the right under section 88 of the Cayman Islands Companies Law to compulsorily acquire those Yashili Shares not acquired by the Offeror under the Share Offer if it, within four (4) months of the posting of this Composite Document, acquires not less than 90% of the Yashili Shares. On completion of the compulsory acquisition, if exercised, Yashili will become a wholly-owned subsidiary of the Offeror and an application will be made for the withdrawal of the listing of the Yashili Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules. As soon as reasonably practicable after such application for the withdrawal of the listing of the Yashili Shares from the Stock Exchange has been made, Yashili will give Yashili Shareholders notice of the proposed withdrawal of the listing by way of an announcement pursuant to Rule 6.15 of the Listing Rules.

Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatize Yashili by means of the Share Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirement imposed by the Cayman Islands Companies Law, acceptance of the Share Offer and purchases made by the Offeror and its Concert Parties during the four (4) months after posting of the Composite Document total 90% or more of the disinterested Yashili Shares (meaning Yashili Shares other than those which are owned by the Offeror or its Concert Parties).

The Offeror will comply with Rule 15.6 of the Takeovers Code which requires that the Offers may not remain open for more than four (4) months from the posting of the Composite Document, unless the Offeror has by that time become entitled to exercise the right of compulsory acquisition and in which event, it must do so without delay.

WARNING: If the level of acceptances of the Share Offer reaches the prescribed level under the Cayman Islands Companies Law required for compulsory acquisition and the requirements of Rule 2.11 of the Takeovers Code are satisfied, dealings in the Yashili Shares will be suspended from the Closing Date up to the withdrawal of listing of the Yashili Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

Undertaking to Re-list the Businesses of Yashili Group

The Offeror Parent undertakes (for itself and the Offeror Parent Group) that if the Offeror exercises its right of compulsory acquisition and Yashili withdraws its listing status on the Stock Exchange, the Offeror Parent will use its commercially reasonable efforts to effect a re-listing of the business of Yashili Group within five years from the date on which Yashili withdraws its listing on the Stock Exchange.

WARNING: If the listing status of Yashili on the Stock Exchange is withdrawn, there is no assurance that all or a substantial part of the businesses of Yashili Group will be re-listed on any stock exchange within five years from the date on which Yashili withdraws its listing status on the Stock Exchange or at all. Yashili Shareholders who accept the Share Offer should therefore exercise full care and caution in determining, and should give careful consideration as to, whether the Cash and Share Option is suitable for them.

11	RECOMMENDATION AND ADDITIONAL INFORMATION

Your attention is drawn to (i) the “Letter from the Independent Board Committee” on pages 60 to 61 of this Composite Document, which sets out its recommendations to the Independent Yashili Shareholders in relation to the Offers and (ii) the “Letter from the Independent Financial Adviser” on pages 62 to 100 of this Composite Document, which sets out its advice to the Independent Board Committee in relation to the Offers and the principal factors considered by it in arriving at its recommendations.

You are also advised to read the “Letter from UBS”, the Appendices to this Composite Document and the Forms of Acceptances in respect of the terms and acceptance and settlement procedures of the Offers.

Independent Yashili Shareholders and Yashili Optionholders are recommended to consult their own professional advisers as to the tax implications that may arise from accepting the Offers.

Yours faithfully, By order of the board of YASHILI INTERNATIONAL HOLDINGS LTD

Zhang Lidian
Chairman